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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)


                             CellStar Corporation
     ----------------------------------------------------------------------
                               (Name of Issuer)

                     Common Stock, par value $.01 per share
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    150925105
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                                Alan H. Goldfield
                              1730 Briercroft Court
                              Carrollton, TX  75006
     ----------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  July 8, 1997
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


CUSIP No.  150925105                                           Page 2 of 7 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Alan H. Goldfield
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) / /


--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            / /


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------

                            7   SOLE VOTING POWER

                                9,843,750
        NUMBER OF           ----------------------------------------------------
         SHARES             8   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
          EACH              ----------------------------------------------------
       REPORTING            9   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  9,128,055
                            ----------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,313,055
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /



--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No.  150925105                 13D/A                     Page 3 of 7 Pages

ITEM 1.   SECURITY AND ISSUER.

          Not amended.

ITEM 2.   IDENTITY AND BACKGROUND.

          Not amended.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

          Not amended.

ITEM 4.   PURPOSE OF TRANSACTION.

          Not amended.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended in its entirety to read as follows:

               (a) Mr. Goldfield beneficially owns an aggregate of 10,313,055 shares, or approximately 34.7%, of the Common Stock of the Company.
     Mr. Goldfield beneficially owns 94,305 of such shares through his ownership of the Employee Options and 375,000 of such shares through his ownership of the 1995 Option.

               (b) Mr. Goldfield possesses sole voting power with respect to 9,843,750 shares of Common Stock and sole dispositive power with respect to 9,128,055 shares of Common Stock.

               Mr. Goldfield does not share voting or dispositive power with respect to any shares of Common Stock.

CUSIP No.  150925105                 13D/A                     Page 4 of 7 Pages

               (c) Mr. Goldfield has been informed that, over the period of time from July 1, 1997, through July 16, 1997, Mr. Hong sold an aggregate of 315,000 shares subject to the Hong Proxy (as defined and further described in Item 6 below). Therefore, Mr. Goldfield is deemed to have disposed of indirect ownership of such shares. In addition, on July 16, 1997, Mr. Goldfield disposed of direct ownership of 25,000 shares of Common Stock at a price per share of $33.50 through an open market sale.

               (d) To the best of Mr. Goldfield's knowledge and belief, Mr. Hong has the right to receive the dividends (if any) and proceeds from the sale of the 1,185,000 Option I Shares currently owned of record by Mr. Hong.

               (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Paragraph 3 of Item 6 is hereby amended to read as follows:

          Mr. Hong has granted a revocable proxy (the "Hong Proxy") to Mr. Goldfield with respect to the Option I Shares owned of record by Mr. Hong, which shares were transferred to Mr. Hong pursuant to the Exchange Agreement. The Hong Proxy authorizes Mr. Goldfield to represent Mr. Hong and to vote the 1,185,000 Option I Shares currently held by Mr. Hong at any and all meetings of stockholders of the Company and in any consent of stockholders in writing. The Hong Proxy may be revoked by Mr. Hong upon 90 days' written notice.

CUSIP No.  150925105                 13D/A                     Page 5 of 7 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          7.1 Form of Revocable Proxy, dated July 22, 1997, given by Mr. Hong to Mr. Goldfield.*

          7.2 Form of Shareholders Agreement, dated July 20, 1995, by and between Mr. Goldfield and Motorola.**

          7.3 Form of Stock Purchase Agreement, dated July 20, 1995, by and between the Company and Motorola.**


------------------------------
          *    Filed herewith.
          ** Previously filed as an exhibit to Mr. Goldfield's Schedule 13D dated June 2, 1995.

CUSIP No.  150925105                 13D/A                     Page 6 of 7 Pages

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 1997



                                       By: /s/ Alan H.  Goldfield
                                           ------------------------
                                           Alan H. Goldfield

CUSIP No.  150925105                 13D/A                     Page 7 of 7 Pages


                                 EXHIBIT INDEX

  Number     Description
  ------     -----------
   7.1       Form of Revocable Proxy, dated July 22, 1997, given by Mr. Hong to
             Mr. Goldfield.*

   7.2 Form of Shareholders Agreement, dated July 20, 1995, by and between Mr. Goldfield and Motorola.**

   7.3 Form of Stock Purchase Agreement, dated July 20, 1995, by and between the Company and Motorola.**


------------------------------
*    Filed herewith.
** Previously filed as an Exhibit to Mr. Goldfield's Schedule 13D dated June 2, 1995.